FORM U-3A-2      BLUEFIELD GAS COMPANY
                                                FILE NO. 69-153-3



               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

         Statement By Holding Company Claiming Exemption
         -----------------------------------------------
          Under Rule U-3A-2 From the Provisions of the
          --------------------------------------------
           Public Utility Holding Company Act of 1935
           ------------------------------------------



     Bluefield Gas Company ("Bluefield Gas") hereby files with the
Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Bluefield Gas is a natural gas public utility organized and existing in good standing under the laws of the State of West Virginia. Bluefield Gas distributes natural gas to some 4,197 residential, commercial and industrial customers located in the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the West Virginia Public Service Commission. Bluefield Gas owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, providing natural gas service to approximately 910 residential, commercial and industrial customers in Bluefield, Virginia and the immediate surrounding area in Tazewell County, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia.

     2. Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia, and the immediate surrounding area of Mercer County, West Virginia. Natural Gas is purchased from various producers and marketers and transported on Columbia Gas Transmission Corporation's system to Princeton, West Virginia. It is then transported on Bluefield Gas' transmission line to Bluefield where it is distributed at retail to Bluefield Gas customers. A portion of the gas is sold at the West Virginia-Virginia state line to Commonwealth for resale, pursuant to tariff on file with the Federal Energy Regulatory Commission, to its customers in Bluefield, Virginia and the surrounding area of Tazewell County, Virginia.

     3. The following information for the last calendar year with respect to Bluefield Gas and Commonwealth is submitted:

          (a) Bluefield Gas distributed at retail 906,212 MCF of gas during the calendar year 1996. Commonwealth distributed at retail 278,584 MCF of gas during the calendar year 1996.

          (b)  Neither Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.
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          (c)  Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 278,584 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia state line.

          (d) Bluefield Gas purchased 1,218,368 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 23,063 MCF of natural gas to its end-users for other marketers. Commonwealth purchased 278,584 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia state line.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet for Bluefield Gas and Commonwealth for the 1996 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1997.
                                                ----

                                   BLUEFIELD GAS COMPANY



                              By:  s/F. A. Farmer
                                   --------------------------------
                                        Its President

(SEAL)

ATTEST:



     s/Roger L. Baumgardner
     ---------------------------
          Secretary

Notices and correspondence regarding this statement should be addressed to:

               Roger L. Baumgardner
               Secretary & Treasurer
               Bluefield Gas Company
               Post Office Box 13007
               Roanoke, VA  24030
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
                                                                                                  Exhibit A
                                           Bluefield Gas Company
                                      Consolidating Income Statement
                                   Twelve Months Ended December 31, 1996

                                     Bluefield   Commonwealth
                                        Gas     Public Service                Consolidated
                                      Company     Corporation   Eliminations      Total
                                      -------     -----------   ------------      -----

OPERATING REVENUES                   $6,526,884    $1,648,165   ($1,254,348)    $6,920,701
COST OF GAS                           5,062,904     1,236,329    (1,236,329)     5,062,904
                                     ----------    ----------   -----------     ----------
OPERATING MARGIN                      1,463,980       411,836       (18,019)     1,857,797

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                    614,685       179,191       (18,019)       775,857
    Maintenance                         163,116        55,888                      219,004
    Taxes - general                     248,214        59,586                      307,800
    Taxes - income                       64,246        22,769                       87,015
    Depreciation and amortization       143,521        47,517                      191,038

                                     ----------    ----------   -----------     ----------
Total other operating expenses        1,233,782       364,951       (18,019)     1,580,714

OPERATING EARNINGS                      230,198        46,885             0        277,083

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                         274                                        274
    Merchandising and jobbing, net        7,833                                      7,833
    Other deductions                     (7,123)         (428)                      (7,551)
    Taxes - income                       (1,945)          146                       (1,799)

                                     ----------    ----------   -----------     ----------
Total other income and deductions          (961)         (282)            0         (1,243)

EARNINGS BEFORE INTEREST CHARGES        229,237        46,603             0        275,840

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                       82,880                                     82,880
    Other interest                       50,065         2,661                       52,726
                                     ----------    ----------   -----------     ----------
Total interest charges                  132,945         2,661             0        135,606

NET EARNINGS                         $   96,292    $   43,942    $        0     $  140,234
                                     ==========    ==========   ===========     ==========

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
                                                                                               Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
                                     Bluefield   Commonwealth
                                        Gas     Public Service                Consolidated
                                      Company     Corporation   Eliminations      Total
                                      -------     -----------   ------------      -----

ASSETS
------

UTILITY PLANT:
Utility Plant in Service             $4,797,468    $1,125,562                   $5,923,030
Accumulated Depreciation              1,746,185       351,858                    2,098,043
                                     ----------    ----------   -----------     ----------
Utility Plant in Service, Net         3,051,283       773,704             0      3,824,987
Construction Work-In-Progress           125,847        58,699                      184,546
                                     ----------    ----------   -----------     ----------
Utility Plant, Net                    3,177,130       832,403             0      4,009,533
                                     ----------    ----------   -----------     ----------
CURRENT ASSETS:
Cash and Cash Equivalents               399,980                                    399,980
Accounts Receivable                   1,244,328       225,960      (523,059)       947,229
Inventories                             903,057                                    903,057
Deferred Income Taxes                                                                    0
Purchased Gas Adjustments               398,771       146,434                      545,205
Other                                    42,769                                     42,769
                                     ----------    ----------   -----------     ----------
Total Current Assets                  2,988,905       372,394      (523,059)     2,838,240
                                     ----------    ----------   -----------     ----------
OTHER ASSETS                             86,973        11,875          (500)        98,348
                                     ----------    ----------   -----------     ----------
TOTAL                                $6,253,008    $1,216,672     ($523,559)    $6,946,121
                                     ==========    ==========   ===========     ==========

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
                                                                                               Exhibit A(1)

BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
                                     Bluefield   Commonwealth
                                        Gas     Public Service                Consolidated
                                      Company     Corporation   Eliminations      Total
                                      -------     -----------   ------------      -----

LIABILITIES
-----------

CAPITALIZATION:
Stockholders' Equity:
  Common Stock                       $   49,704    $      500      $   (500)    $   49,704
  Capital in Excess of Par Value        220,564        37,241                      257,805
  Retained Earnings                   1,325,231       459,966                    1,785,197
                                     ----------    ----------   -----------     ----------
Total Stockholders' Equity            1,595,499       497,707          (500)     2,092,706

Long-Term Debt (Less Current
  Maturities)                         1,300,000                                  1,300,000
                                     ----------    ----------   -----------     ----------
Total Capitalization                  2,895,499       497,707          (500)     3,392,706
                                     ----------    ----------   -----------     ----------
CURRENT LIABILITIES:
Current Maturities of Long-Term
  Debt                                   50,000                                     50,000
Notes Payable                         2,310,000                                  2,310,000
Accounts Payable                        619,092       557,796      (523,059)       653,829
Income Taxes Payable                   (127,048)       49,554                      (77,494)
Customers' Deposits                      52,187         9,565                       61,752
Accrued Expenses                        250,456        12,651                      263,107
Refunds From Suppliers -
  Due Customers                           2,326        (9,800)                      (7,474)
                                     ----------    ----------   -----------     ----------

Total Current Liabilities             3,157,013       619,766      (523,059)     3,253,720

DEFERRED CREDITS AND OTHER
  LIABILITIES:
Deferred Income Taxes                   186,114        95,909                      282,023
Deferred Investment Tax Credits          14,382         3,290                       17,672
Other Deferred Credits                                                                   0
                                     ----------    ----------   -----------     ----------
Total Deferred Credits and Other
  Liabilities                           200,496        99,199             0        299,695
                                     ----------    ----------   -----------     ----------
TOTAL                                $6,253,008    $1,216,672     ($523,559)    $6,946,121
                                     ==========    ==========   ===========     ==========

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                                                        EXHIBIT B

                      BLUEFIELD GAS COMPANY
                     FINANCIAL DATA SCHEDULE
        Item No.        Caption Heading
        --------        ---------------
           1            Total Assets                  $6,946,121
           2            Total Operating Revenues       6,920,701
           3            Net Income                       140,234

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                                                        EXHIBIT C


NOT APPLICABLE
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